SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE NEW YORK, NY 10036
TEL: (212) 735-7886 FAX: (212) 735-2000 www.skadden.com April 5, 2016

VIA EDGAR AND HAND DELIVERY

Amanda Ravitz

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

RE:	Fortive Corporation
Amendment No. 1 to Registration Statement on Form 10
Filed March 4, 2016 (File No. 001-37654)

Dear Ms. Ravitz:

On behalf of Fortive Corporation (the “Company”), and in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 22, 2016 (the “Comment Letter”) relating to the Company’s Amendment No. 1 to the registration statement on Form 10 filed with the Commission on March 4, 2016 (the “Registration Statement”), set forth below are the Company’s responses to the Comment Letter.

The Company’s responses set forth in this letter are numbered to correspond to the numbered comments in the Comment Letter. For your convenience, we have set out the text of the comments from the Comment Letter in italics, followed by the Company’s response. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Amanda Ravitz

April 5, 2016

Exhibit 99.1

1.	We note your responses to comment 5 in our December 30, 2015 letter. In a publicly available letter to us dated May 23, 2013, Danaher Corporation described sales by its subsidiaries to Syria and Sudan, and in a publicly available letter dated January 8, 2010, it described sales by subsidiaries to Iran. The products sold to those countries included environmental and construction material testing equipment, water quality test products, coding, marking, power quality and service station equipment, microscopes, flowmeters, temperature controllers and gauges. Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of past, current, and anticipated contacts with Iran, Syria and Sudan by the business segments you will retain after the separation, whether through subsidiaries, affiliates, distributors, resellers or other direct or indirect arrangements. You should describe any products, services, technology or components provided to Iran, Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Response: The Fortive businesses are currently subsidiaries of Danaher Corporation, and Danaher policy prohibits any sale of products, technology or services that is contrary to U.S. law, including sanctions and export controls enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and by the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). Danaher takes its U.S. sanctions and export control compliance obligations very seriously. We have a comprehensive compliance program in place, including a broad set of policies, processes, communications and training to support our ongoing commitment to comply with all applicable U.S. laws. If we identify potential compliance issues we investigate them and take corrective actions as appropriate.

During the period from January 1, 2013 through April 1, 2016, one of Fortive’s businesses sold into Sudan service station equipment to a distributor and to an oil company, each of which is privately owned. For 2013 Fortive’s sales into Sudan totaled approximately $53,000, for 2014 approximately $302,000 and for 2015 approximately $165,000, in each case representing less than 0.005% of Fortive’s combined revenues for the applicable year. For the first quarter of 2016, Fortive’s sales into Sudan totaled approximately $53,000.

Except as set forth above and as described in Fortive’s March 9, 2016 letter to the Staff, no Fortive businesses had any sales to Iran, Syria or Sudan during the period from January 1, 2013 through April 1, 2016. In addition, except for receivables relating to the sales described above, Fortive has no assets or liabilities, and does not maintain any offices or employees, in any of these countries.

2.

Please discuss the materiality of any contacts with Iran, Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative

Amanda Ravitz

April 5, 2016

terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response: We have concluded that Fortive’s contacts with the countries identified above are immaterial to investors from both a quantitative and a qualitative perspective. From a quantitative perspective, please see our response to Comment No. 1 above for quantification of Fortive’s sales to these countries from January 1, 2013 through April 1, 2016; we believe that these amounts are immaterial in relation to Fortive’s combined revenues. If all or any portion of these revenues were to terminate for any reason, it would not affect our ability to achieve our strategic and operational objectives. From a qualitative perspective, given the incidental amount of sales into and the lack of any other Fortive operations in these countries, the nature of the products sold and the rigor of our export compliance program, we do not believe that Fortive’s contacts with these countries will or should adversely impact in any significant way Fortive’s reputation or investor decisions with respect to Fortive.

3.	Please tell us whether any contacts with Iran, Syria and Sudan you discuss in response to the comments above involve dual use products or components.

Response: To Fortive’s knowledge, none of the contacts discussed in the responses above involve dual-use products or components.

*    *    *

In response to the Staff’s request, the Company is separately submitting to the Commission a written statement acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at (212) 735-7886.

Sincerely,

/s/ Thomas W. Greenberg
Thomas W. Greenberg

cc:	James A. Lico
James F. O’Reilly